[SandRidge Energy, Inc. Letterhead]
April 24, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010
Attention: Mr. H. Roger Schwall

Re:	SandRidge Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 26, 2009 File No. 001-33784
Ladies and Gentlemen:
     In connection with responding to the comments of the staff of the Securities and Exchange Commission set forth in a letter dated March 31, 2009, SandRidge Energy, Inc. acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, SandRidge Energy, Inc.
/s/ DIRK M. VAN DOREN

By:	Dirk M. Van Doren
Executive Vice President and Chief
Financial Officer